IM Cannabis to Acquire Trichome in Landmark Transaction - Establishes Global Growth Platform and Leading Multi-Country Operator

  Combined Company will be a fully-integrated global leader in adult-use recreational and medical cannabis markets and the only MCO operating directly in Israel, the EU, and Canada, with forecast adjusted EBITDA profitability in 2021

  IMC will leverage Trichome's premium indoor cultivation to meet growing demand for premium cannabis from IMC's established international distribution platform

  The acquisition of Trichome lays the foundation for IMC's North American growth strategy, with the Trichome team bringing extensive experience in acquisitions, restructurings and operations to capitalize on consolidating a targeted list of attractively valued and highly synergistic assets

  Oren Schuster will remain CEO of the Combined Company; Michael Ruscetta and Howard Steinberg to lead the Combined Company's North American operations; Marc Lustig appointed Executive Chairman of IMC; planned NASDAQ listing of IMC expected in Q1 2021

  IMC Board and the independent members of the Trichome Board unanimously recommend the Transaction; the directors and officers of Trichome and two of its largest shareholders, Cresco Labs and Opaskawayak Cree Nation, comprising approximately 34% ownership, have entered voting support agreements

Toronto, Canada; Glil Yam, Israel - December 30, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, and Trichome Financial Corp. ("Trichome") (CSE:TFC), are pleased to announce that they have entered into a definitive agreement (the "Arrangement Agreement") to combine their businesses into a global leader in adult-use recreational and medical cannabis (together, the "Combined Company") pursuant to a plan of arrangement to be completed under the Business Corporations Act (Ontario) (the "Transaction"). Following completion of the Transaction, the Combined Company will maintain offices in Glil Yam, Israel and Toronto, Canada, and will operate under the IM Cannabis Corp. corporate name with common shares trading on the Canadian Securities Exchange under the ticker symbol "IMCC." The Company remains on track to finalize its listing on the NASDAQ Capital Market in Q1 2021.

The Combined Company is expected to be a global cannabis production and distribution leader with increasing revenue in Israel and Germany's medical cannabis markets under the IMC brand, and in Canada's adult-use recreational market through Trichome's wholly-owned subsidiary, Trichome JWC Acquisition Corp. d/b/a JWC ("JWC"). The Combined Company is anticipated to benefit from each team's cross-functional brand-building and distribution expertise, which is expected to enable the Combined Company to immediately begin planning for a roll-out of JWC products in Israel and the EU. Both management teams share a prudent operating philosophy that is grounded in finding low capital, high return projects, and a focus on free cash flow generation. Strategically, there is a common goal of continuing an aggressive, synergistic and accretive acquisition strategy in North America. With continued revenue growth in all operating regions expected throughout 2021 and by maintaining a disciplined and lean cost structure, the Combined Company is forecast to be adjusted EBITDA positive in 2021.

Under the terms of the Transaction, the shareholders of Trichome will receive 0.981 common shares of IMC for each common share of Trichome (the "Consideration"). The Consideration was based on previously negotiated values at the time of signing the non-binding letter of intent between both parties. Based on the 30-day volume-weighted average price ("VWAP") of IMC common shares prior to this announcement, the implied Trichome share price of $2.05 pursuant to the exchange ratio implies a 37% premium to the 30-day VWAP of Trichome common shares prior to this announcement. Upon the completion of the Transaction, IMC shareholders will own approximately 82% of the Combined Company and Trichome shareholders will own 18%.

Management Commentary

"This is a transformational acquisition for IMC whereby we will truly become a global cannabis company. The acquisition of Trichome provides IMC with a secure source of premium supply to meet the large and growing international demand for IMC-branded cannabis products. Furthermore, the Transaction is expected to further strengthen our balance sheet and add a highly talented team that has done an exceptional job at restructuring JWC into an efficient operator with a curated slate of products for the Canadian adult-use recreational market, which can be further leveraged as a platform for targeted North American consolidation," said Oren Shuster, CEO of IMC.

Marc Lustig has transitioned from Non-Executive Chairman to Executive Chairman of IMC.

"The combination of IMC and Trichome will establish a true Multi-Country Operator just as international cannabis markets are opening up and expanding rapidly," said Mr. Lustig.  "As a Co-founder of Trichome and the Chairman of both Trichome and IMC, I expect this combination to create a dominant player in international cannabis markets that will generate significant value for shareholders."

Michael Ruscetta and Howard Steinberg will lead the Combined Company's North American operation and will continue to develop opportunities for further consolidation of the North American cannabis sector.

Michael Ruscetta, CEO of Trichome added, "Combining with IMC is an exciting opportunity for everyone at Trichome. As part of a global platform, we now have access to a broader distribution network for JWC's suite of premium cannabis products in key international markets. The combination of IMC and Trichome also results in a unique platform with a strong balance sheet and access to capital to execute on future consolidation opportunities. Ultimately, this transaction paves the way for even greater profitability at JWC and the Combined Company."

Howard Steinberg, CEO of JWC commented, "The combination with IMC would not be possible were it not for the amazing efforts the teams on the ground have made to optimize production, reposition the JWC brand and structure our operation for sustainable profitability over the last nine months. With an accomplished partner in IMC, we now move forward together embracing the values and culture in place to further accelerate our journey."

Strategic and Financial Highlights

The Transaction provides operational and financial benefits to both organizations, while creating one of the industry's leading global cannabis platforms. Highlights include:

Multi-Country Operator Platform: The Combined Company will be the only MCO with established direct operations in Israel, the EU and Canada. Its portfolio of brands includes the IMC brand of medical cannabis products and JWC's dry flower, pre-roll, hash and kief adult-use products.

Enhanced profitability leveraging combined production and distribution capabilities: JWC's premium indoor cultivation facility in Canada is intended to be leveraged to export through IMC's established distribution network, maximizing asset utilization and profitability. With the medical cannabis market in Israel continuing to grow and supported by the potential tailwind of legalization, the launch of sales in Germany and now increased international demand for products from the JWC operation, the Combined Company is forecast to be adjusted EBITDA positive in 2021.

Increased scale to drive opportunistic consolidation: Based on Trichome's proven consolidation strategy and experienced team, the Combined Company sees a significant opportunity to use JWC as a base for opportunistic and accretive consolidation in North America.

International team of experienced operators: With expertise in the Israeli and German medical cannabis markets firmly established, the Transaction adds a talented team of operators in North America that have proven abilities in cultivation, sales, marketing, restructuring and mergers and acquisitions.

Access to and cost of capital: With IMC's NASDAQ Capital Market listing on track for Q1 2021, the Combined Company is positioned to continue optimizing its cost of capital.

Transaction Details

The Transaction, which is to be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario), will require the approval of: (i) two-thirds of the votes cast by shareholders of Trichome; (ii) a majority of the aggregate principal amount of outstanding Trichome convertible debentures; and (iii) 50%+1 of the Trichome shareholders, excluding Marc Lustig and Michael Ruscetta in accordance with Multilateral Instrument 61-101, in each case at special meetings expected to take place in Q1 2021 (the "Meetings"). Trichome's directors and officers, Cresco Labs Inc. (CSE:CL), and Opaskawayak Cree Nation, which currently hold approximately 34% of the outstanding common shares of Trichome, have each entered into voting support agreements to vote their shares in favour of the Transaction and lock-up agreements restricting the resale of IMC common shares to be owned by such individuals upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months. Certain Trichome convertible debenture holders representing approximately 75% of the outstanding principal amount of such Trichome convertible debentures have also entered into voting support agreements in favour of the Transaction.

Completion of the Transaction will also be subject to court and regulatory approvals, which are currently expected to be received in the first half of 2021.

The Arrangement Agreement contains certain customary provisions, including covenants in respect of non-solicitation of alternative acquisition proposals for Trichome, a right to match any superior proposals for Trichome and a termination fee of $3.5 million payable to IMC in certain circumstances.

Further details with respect to the Transaction will be included in the information circular to be mailed to Trichome shareholders in connection with the Meeting. A copy of the Arrangement Agreement and the information circular will be filed on Trichome's SEDAR profile and will be available for viewing at www.sedar.com.

Recommendation of Trichome Board

The Board of Directors of Trichome formed a special committee of independent members (the "Trichome Special Committee") to review and approve the Transaction. Desjardins Capital Markets provided a fairness opinion to the Trichome Special Committee on December 29, 2020 ("Opinion") stating that, as of the date of such Opinion and subject to the assumptions, limitations and qualifications contained in such Opinion, the Consideration to be received by shareholders of Trichome pursuant to the Transaction is fair, from a financial point of view, to the shareholders of Trichome. Based on the Opinion and after consulting with its financial and legal advisors, among other considerations, the independent members of the Board of Directors of Trichome have unanimously: (i) determined that the Transaction is in the best interests of Trichome; (ii) resolved to recommend that Trichome shareholders vote in favor of the Transaction; and (iii) determined that the Consideration to be received by Trichome shareholders pursuant to the Transaction is fair from a financial point of view to Trichome shareholders.

Advisors

Cormark Securities Inc. is acting as financial advisor and Gowling WLG (Canada) LLP is acting as legal counsel to IMC.  McMillan LLP is acting as legal counsel to Cormark Securities. Desjardins Capital Markets is acting as financial advisor and Torys LLP is acting as legal counsel to Trichome.  Dentons Canada LLP is acting as legal counsel to Desjardins Capital Markets.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products in Europe and bringing the IMC brand and its product portfolio to European patients.

IMC partners with renowned academic institutions and scientists, as well as allocates resources and investments for the development of innovative technologies in order to improve the lives of medical cannabis users around the world.

About Trichome Financial Corp.

Trichome is a specialty finance company focused on providing flexible and creative capital solutions to the global legal cannabis market. Trichome was created to address the lack of credit availability in the large, growing and increasingly complex cannabis market. Trichome's experienced founders and management team have a unique edge to capitalize on proprietary deal flow and industry insight in order to drive the best risk-adjusted returns on shareholder's capital.  With the recent acquisition of the assets of James E. Wagner Cultivation Corp., Trichome is focused on acquiring related assets to compliment JWC and leverage the knowledge, expertise and insights of its employees, management and founders.

For further information about Trichome please visit us at www.trichomefinancial.com or @trichomefinance on Twitter and refer to the joint information circular of Trichome and 22 Capital dated May 29, 2019 which is available on the Trichome's SEDAR profile at www.sedar.com.

Disclaimer for Forward-Looking Information and Forward-Looking Financial Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws about IMC's and Trichome's current expectations, estimates and projections about the future, based on certain assumptions made in light of experiences and perceptions of historical trends. Although IMC and Trichome believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes statements about: the timing and completion of the plan of arrangement and the acquisition of all the issued and outstanding Trichome common shares, the timing and anticipated receipt of required regulatory, court and securityholder approvals for the Transaction and other customary closing conditions; the anticipated benefits of the Transaction, including corporate, operational and financial benefits and the timing thereof, the expected adjusted EBITDA positivity of the Combined Company in 2021, the expectations regarding the legalization of adult-use recreational cannabis in Israel, the listing of IMC's common shares on the NASDAQ Capital Market and timing thereto, the composition of the Combined Company's management team following closing of the Transaction and the expected development and growth of the Combined Company's business and plans and strategies to realize such expectations.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to IMC, Trichome and the Combined Company and others that apply to the industry generally. Such assumptions include but not limited to the ability of the Combined Company to execute its business plan, the continued growth of the medical and recreational cannabis markets in Israel, Canada, Germany and elsewhere in Europe, IMC maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and other business permits in the State of Israel, the continuing strength and appeal of the IMC brand, future opportunistic acquisitions becoming available to the Combined Company in the North American cannabis market and the expected legalization of adult-use recreational cannabis in Israel.

The risk factors and uncertainties that could cause actual results to differ materially from the anticipated results or expectations expressed in this press release, include, without limitation: the ability of IMC and Trichome to receive, in a timely manner, the necessary regulatory, court, securityholder, stock exchange and other third-party approvals to consummate the Transaction; the ability of IMC and Trichome to satisfy, in a timely manner, the other conditions to the closing of the Transaction; the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement and other agreements, including the support agreements or at all; the ability of the Combined Company to realize the anticipated benefits of the Transaction and the timing thereof; the consequences of not completing the Transaction, including the volatility of the share prices of IMC and Trichome, negative reactions from the investment community and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the interpretation of the Transaction by tax authorities; the focus of management's time and attention on the Transaction and other disruptions arising from the Transaction; a resurgence in cases of COVID-19, which has occurred in certain locations and the possibility of which in other locations remains high and creates ongoing uncertainty that could result in restrictions to contain the virus being re-imposed or imposed on a more strict basis, including restrictions on movement and businesses; the extent to which COVID-19 impacts the global economy; the success of new COVID-19 workplace policies and the ability of people to return to workplaces; the Israeli government deciding to delay or abandon the legalization of adult-use recreational cannabis in Israel; the ability of the Combined Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany and other foreign jurisdictions in which the Combined Company intends to operate; risks of product liability and other safety-related liability as a result of usage of the Combined Company's cannabis products; any failure of IMC to maintain "de facto" control over Focus Medical in accordance with IFRS 10; IMC and Focus Medical having to rely on third party cannabis producers to supply IMC and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view IMC as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; any failure to obtain the requisite business permits in the State of Israel; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; political instability and conflict in the Middle East; adverse market conditions; the ability of the Combined Company to access future financing if needed or on terms acceptable to the Combined Company; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; increasing competition; and loss of key management and/or employees.

Readers are cautioned that the foregoing lists of assumptions and risk factors are not exhaustive. Readers should also carefully consider the risk factors discussed in each of IMC's and Trichome's management's discussion and analysis for the year ended December 31, 2019 and management's discussion and analysis for the three months and nine months ended September 30, 2020.

This press release also contains future oriented financial outlook and financial information (collectively, "FOFI") within the meaning of applicable Canadian securities laws. The FOFI included herein has been approved by management of IMC as of the date hereof to demonstrate IMC's current expectations regarding the effects of the Transaction on the future financial results of the Combined Company. IMC believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions that IMC's management believes are reasonable under the current circumstances. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of IMC has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The forward looking information contained in this press release is made as of the date of hereof. Except as required by applicable securities law, IMC and Trichome undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting those statements, whether as a result of new information, future events or changed circumstances.

Non-IFRS Measures

This press release includes reference "EBITDA" and "adjusted EBITDA", which are non-International Financial Reporting Standards ("IFRS") financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. IMC defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets. The most directly comparable IFRS measure presented by IMC in its financial statements would be gross profit before fair value adjustments divided by revenue. IMC defines EBITDA as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, depreciation of right-of-use assets, revaluation adjustments of financial assets and liabilities measured on a fair value basis and non-recurring transaction costs included in operating expenses. EBITDA and Adjusted EBITDA have no direct comparable IFRS financial measures. IMC has used or included these non-IFRS measures solely to provide investors with added insight into IMC's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

IMC Contacts:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

marc.charbin@loderockadvisors.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca

Trichome Contacts:

Michael Ruscetta

Chief Executive Officer

+1 416- 467-5229

info@trichomefinancial.com

Marc Charbin

Investor Relations

+1 416- 467-5229

marc.charbin@loderockadvisors.com